SHAREHOLDER RIGHTS PLAN AGREEMENT

Dated as of November 4, 2005

BETWEEN

CAMBIOR INC.

- and -

CIBC MELLON TRUST COMPANY
as Rights Agent

McCarthy Tétrault LLP
Le Windsor
1170 Peel Street
Montreal, Quebec
H3B 4S8

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	CERTAIN DEFINITIONS	1
1.2	PERCENTAGE OF VOTING SHARES BENEFICIALLY OWNED	14
1.3	CURRENCY	14
1.4	NUMBER AND GENDER	14
1.5	DESCRIPTIVE HEADINGS AND REFERENCES	14
1.6	ACTING JOINTLY OR IN CONCERT	14
1.7	HOLDER	15
ARTICLE 2 THE RIGHTS		15
2.1	EVIDENCE OF HOLDINGS OF RIGHTS	15
2.2	INITIAL EXERCISE PRICE; EXERCISE OF RIGHTS; DETACHMENT OF RIGHTS	15
2.3	ADJUSTMENTS TO EXERCISE PRICE; NUMBER OF RIGHTS	18
2.4	DATE ON WHICH EXERCISE IS EFFECTIVE	21
2.5	EXECUTION, AUTHENTICATION, DELIVERY AND DATING OF RIGHTS CERTIFICATES	21
2.6	REGISTRATION, REGISTRATION OF TRANSFER AND EXCHANGE	22
2.7	MUTILATED, DESTROYED, LOST AND STOLEN RIGHTS CERTIFICATES	23
2.8	PERSONS DEEMED OWNERS	23
2.9	DELIVERY AND CANCELLATION OF CERTIFICATES	23
2.10	AGREEMENT OF RIGHTS HOLDERS	24
ARTICLE 3 ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF A FLIP-IN EVENT		25
3.1	FLIP-IN EVENT	25
ARTICLE 4 THE RIGHTS AGENT		26
4.1	GENERAL	26
4.2	MERGER OR CONSOLIDATION OR CHANGE OF NAME OF RIGHTS AGENT	27
4.3	DUTIES OF RIGHTS AGENT	27
4.4	CHANGE OF RIGHTS AGENT	29
ARTICLE 5 MISCELLANEOUS		30
5.1	REDEMPTION OF RIGHTS	30
5.2	WAIVER OF FLIP-IN EVENTS	31
5.3	EXPIRATION	31
5.4	ISSUANCE OF NEW RIGHTS CERTIFICATES	32
5.5	SUPPLEMENTS AND AMENDMENTS	32
5.6	FRACTIONAL RIGHTS AND FRACTIONAL SHARES	33
5.7	RIGHTS OF ACTION	34
5.8	HOLDER OF RIGHTS NOT DEEMED A SHAREHOLDER	34
5.9	NOTICE OF PROPOSED ACTIONS	34
5.10	NOTICES	35
5.11	COSTS OF ENFORCEMENT	35
5.12	SUCCESSORS	36
5.13	BENEFITS OF THIS AGREEMENT	36
5.14	GOVERNING LAW	36
5.15	SEVERABILITY	36
5.16	DETERMINATIONS AND ACTIONS BY THE BOARD OF DIRECTORS	36
5.17	REGULATORY APPROVALS	36

- ii -

5.18	DECLARATION AS TO NON-CANADIAN HOLDERS	36
5.19	EFFECTIVE DATE	37
5.20	RECONFIRMATION	37
5.21	TIME OF THE ESSENCE	37
5.22	COUNTERPARTS	37

SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of November 4, 2005 between CAMBIOR INC., a company incorporated under laws of the Province of Quebec, (the "Company"), and CIBC Mellon Trust Company, a trust company existing under the laws of Canada, as rights agent (the "Rights Agent", which term shall include any successor Rights Agent hereunder).

WHEREAS:

(i) the Board of Directors has determined that it is advisable and in the best interests of the Company to adopt a shareholder rights plan (the "Rights Plan") to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer for the Company;

(ii) in order to implement the Rights Plan, the Board of Directors has:

(a) authorized and declared a distribution of one right (a "Right") effective the Close of Business (as hereinafter defined) on the date of this Agreement in respect of each Common Share (as hereinafter defined) outstanding at the Record Time (as hereinafter defined); and

(b) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

(iii) each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein; and

(iv) the Company desires to appoint the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent has agreed to act on behalf of the Company in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective agreements set forth herein, the Company and the Rights Agent hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

"Acquiring Person" means any Person who is the Beneficial Owner of a Significant Interest in the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(a) the Company or any Subsidiary of the Company;

(b) any Person who becomes the Beneficial Owner of a Significant Interest in the outstanding Voting Shares as a result of one or any combination of:

(A) a Voting Share Reduction which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by such Person to a Significant Interest in the Voting Shares then outstanding,

(B) a Pro Rata Acquisition,

(C) a Permitted Bid Acquisition,

(D) an Exempt Acquisition, or

(E) a Convertible Security Acquisition;

provided further, however, that if a Person shall become the Beneficial Owner of a Significant Interest in the Voting Shares then outstanding by reason of any one or a combination of a Voting Share Reduction, a Pro Rata Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition or a Convertible Security Acquisition and thereafter becomes the Beneficial Owner of more than an additional 1% of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Pro Rata Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition or a Convertible Security Acquisition), then as of the date that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person;

(c) for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of a Significant Interest in the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause (B) of the definition of "Beneficial Owner" solely because such Person makes or proposes to make a Take-over Bid alone or by acting jointly or in concert with any other Person (the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 147.11 of the Quebec Securities Act or Section 101 of the Ontario Securities Act) by such Person or the Company of the intent to commence such a Take-over Bid being herein referred to as the "Disqualification Date"); and

(d) an underwriter or member of a banking or selling group that acquires Voting Shares from the Company in connection with a distribution of securities pursuant to a prospectus or by way of private placement.

"Affiliate", when used to indicate a relationship with a specified corporation, shall mean a Person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified corporation.

"Agreement" means this shareholder rights plan agreement between the Company and the Rights Agent, as may be amended and/or supplemented or restated from time to time.

"Associate", when used to indicate a relationship with a specified Person, shall mean (i) a spouse of such specified Person, (ii) any Person of either sex with whom such specified Person is living in a conjugal relationship outside marriage or (iii) any relative of such specified Person or of a Person mentioned in Clauses (i) or (ii) of this definition if that relative has the same residence as the specified Person.

A Person shall be deemed the "Beneficial Owner" and to have "Beneficial Ownership" of and to "Beneficially Own":

(i) any securities of which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity, where such right is exercisable immediately or within 60 days of the date of the determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or payment of instalments, upon the exercise of any conversion right, exchange right or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding, written or oral (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business); and

(iii) any securities which are Beneficially Owned within the meaning of Clauses (i) or (ii) of this definition by any other Person with which, and in respect of which securities, such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A) by reason of:

(1) such security having been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of this definition until the earlier of such deposited or tendered security being accepted unconditionally for payment or exchange or being taken up and paid for, or

(2) the holder of such security having agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security pursuant to a Take-over Bid made by any such Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of this definition;

(B) by reason of such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of this definition holding such security, provided that:

(1) the ordinary business of the Person (in this definition, a "Manager") includes the management of investment funds for others and such security is held by the Manager in the ordinary course of such business in the performance of such Manager's duties for the account of any other Person (in this definition, a "Client") including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

(2) the Person (in this definition, a "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, in this definition, an "Estate Account") or in relation to other accounts (each, in this definition, an "Other Account") and holds such security and is acting in the ordinary course of such duties for the Estate Account or for such Other Accounts;

(3) such Person is a Crown agent or agency (in this definition, the "Crown Agent");

(4) the Person is established by statute for purposes that include, and the ordinary business or activity of such Person (in this definition, a "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

(5) the person (in this definition, an "Administrator") is the administrator or trustee of one or more pension funds or plans (each, in this definition, a "Plan") registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such;

but only if the Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Company, or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or an organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(C) because such Person:

(1) is a Client of the same Manager as another Person on whose account the Manager holds such security,

(2) has an Estate Account or an Other Account with the same Trust Company as another Person on whose account the Trust Company holds such security, or

(3) is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security,

(D) because such Person:

(1) is a Client of a Manager and such security is owned at law or in equity by the Manager,

(2) has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company, or

(3) is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(E) because such Person is the registered holder of securities as a result of carrying on the business of, or acting as nominee for, a securities depositary.

"Board of Directors" shall mean the board of directors of the Company.

"Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Toronto or in Montreal are authorized or obliged by law to close.

"Canadian Dollar Equivalent" of any amount which is expressed in United States dollars shall mean, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date.

"Close of Business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in Toronto (or, after the Separation Time, the office of the Rights Agent in Toronto) is closed to the public.

"Common Shares" shall mean the common shares in the capital of the Company.

"Competing Permitted Bid" shall mean a Take-over Bid that:

(i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid (in this definition, the "Prior Bid");

(ii) satisfies all the provisions of the definition of a Permitted Bid, other than the requirement set out in Clause (ii)(A) of the definition of Permitted Bid; and

(iii) contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that:

(A) no Voting Shares shall be taken up or paid for pursuant to such Take-over Bid (x) prior to the Close of Business on a date that is not earlier than the later of the last day on which the Take-over Bid must be open for acceptance after the date of such Take-over Bid under applicable Canadian provincial securities legislation and the earliest date on which Voting Shares may be taken up or paid for under any Prior Bid in existence at the date of such Take-over Bid, and (y) then only if, at the time that such Voting Shares are first taken up or paid for, more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to such Take-over Bid and not withdrawn; and

(B) in the event that the requirement set forth in Subclause (iii)(A)(y) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 days from the date of such public announcement, provided always that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Shares made pursuant to such Competing Permitted Bid, including any acquisitions of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition.

"controlled": a body corporate is "controlled" by another Person if:

(i) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person; and

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

"Convertible Securities" shall mean, at any time, any securities issued by the Company (including rights, warrants and options but other than the Rights) carrying any purchase, exercise, conversion or exchange right, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency).

"Convertible Security Acquisition" shall mean the acquisition of Voting Shares upon the exercise of Convertible Securities acquired by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

"Co-Rights Agent" shall have the meaning ascribed thereto in Subsection 4.1(a).

"Companies Act" shall mean the Companies Act (Quebec), as it may be amended from time to time, and the regulations made thereunder and any comparable or successor laws or regulations thereto.

"Election to Exercise" shall have the meaning attributed thereto in Subsection 2.2(d).

"Exempt Acquisition" shall mean an acquisition of Voting Shares or Convertible Securities (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Section 5.2 hereof, or (ii) pursuant to a distribution of Voting Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities) made by the Company pursuant to a prospectus or private placement provided that the Person does not acquire a greater percentage of the securities offered in the distribution than the percentage of Voting Shares Beneficially Owned by that Person immediately prior to the distribution, or (iii) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval.

"Exercise Price" shall mean, as of any date from and after the Separation Time, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, subject to adjustment in accordance with the terms hereof, shall be an amount equal to four times the Market Price per Common Share determined as at the Separation Time.

"Expansion Factor" shall have the meaning ascribed thereto in Clause 2.3(b)(x).

"Expiration Time" shall mean the earlier of (i) the Termination Time, and (ii) the close of the third annual meeting of holders of Voting Shares of the Company following the annual meeting of such holders at which this Agreement is first approved by resolution passed by the holders of Voting Shares in accordance with Section 5.20, unless the term of this Agreement is extended with the approvals required under Section 5.5.

"Flip-in Event" shall mean a transaction in which any Person becomes an Acquiring Person.

"Independent Shareholders" shall mean holders of Voting Shares other than (i) any Acquiring Person, (ii) any Offeror, (iii) any Affiliate or Associate of any Acquiring Person or Offeror, (iv) any Person acting jointly or in concert with any Acquiring Person or Offeror and (v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Company or a wholly-owned Subsidiary of the Company, unless the beneficiaries of such plan or trust direct the manner in which such Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid.

"Market Price" per security of any securities on any date of determination shall mean the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Day not to be fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day). The closing price per security of any securities on any date shall be:

(i) closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal stock exchange in Canada on which such securities are listed or admitted to trading,

(ii) if for any reason none of such prices described in (i) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, if such price is not available, the average of the closing bid and asked prices, for each such security on such date as reported by such other securities exchange on which such securities are listed or admitted to trading, or

(iii) if for any reason none of such prices described in (ii) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or if no sale takes place, the average of the high bid and low asked prices for each such security on such date in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors), or

(iv) if for any such date none of such prices described in (iii) above is available or the securities are not listed or admitted to trading on a Canadian stock exchange or any other securities exchange or not quoted by any such reporting system, the average of the closing bid and asked prices for such date as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if on any such date none of such prices is available, the closing price per security of such securities on such date shall mean the fair value per security of such securities on such date as determined in good faith by a nationally or internationally recognized firm of investment dealers or investment bankers selected by the Board of Directors. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

"Nominee" shall have the meaning ascribed thereto in Subsection 2.2(c).

"Offer to Acquire" shall include:

(i) an offer to purchase, or a solicitation of an offer to sell, Voting Shares, and

(ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

"Offeror" shall mean a Person who has announced an intention to make or who has made a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an Offer to Acquire Common Shares or other securities made by a Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan referred to in Clause (B) of the definition of "Beneficial Owner" pursuant to a distribution by the Company or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) in the circumstances contemplated in said Clause (B), but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired).

"Offeror's Securities" shall mean the aggregate of the Voting Shares Beneficially Owned on the date of an Offer to Acquire by an Offeror.

"Permitted Bid" shall mean a Take-over Bid which is made by an Offeror by means of a take-over bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of Voting Shares, other than the Offeror; and

(ii) the Take-over Bid shall contain, and the take-up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified conditions that:

(A) no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid (x) prior to the Close of Business on a date which is not earlier than 60 days following the date the take-over bid circular is sent to shareholders of the Company and (y) then only if, at the Close of Business on the date Voting Shares are first taken up or paid for under the Take-over Bid, more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(B) Voting Shares may be deposited pursuant to such Take-over Bid, unless such Take-over Bid is withdrawn, at any time prior to the Close of Business on the date Voting Shares are first taken up or paid for under the Take-over Bid;

(C) any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(D) in the event that the requirement set forth in Subclause (ii)(A)(y) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tender of Voting Shares for not less than 10 days from the date of such public announcement;

provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition;

"Permitted Bid Acquisition" shall mean an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

"Permitted Lock-Up Agreement" means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Company) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith, and in any event not later than the date of such agreement), pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities (or both) to a Take-over Bid (the "Lock-up Bid") made or to be made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of the definition of Beneficial Owner; provided that:

(i)  the agreement:

(A) permits the Locked-up Person to withdraw the Voting Shares or Convertible Securities (or both) from the Lock-up Bid in order to tender or deposit such securities to another Take-over Bid or to support another transaction that provides for a consideration for each Voting Share or Convertible Security (or both) that is higher than the consideration contained in or proposed to be contained in the Lock-up Bid; or

(B) (1) permits the Locked-up Person to withdraw the Voting Shares or Convertible Securities from the agreement in order to tender or deposit the Voting Shares or Convertible Securities to another Take-over Bid, or to support another transaction that provides for a consideration for each Voting Share or Convertible Security that exceeds by as much as or more than a specified amount (the "Specified Amount") the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in, and is made for at least the same number of Voting Shares or Convertible Securities as, the Lock-up Bid; and

(2) does not by its terms provide for a Specified Amount that is greater than 7% over the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in the Lock-up Bid;

and, for greater clarity, the agreement may contain a right of first refusal or permit a period of delay to give such Person an opportunity to at least match a higher consideration in another Take-over Bid and may provide for any other similar limitation on a Locked-up Person's right to withdraw Voting Shares or Convertible Securities (or both) from the agreement, as long as the Locked-Up Person can accept another bid or tender to another transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A) the cash equivalent of 2½% of the price or value payable under the Lockup Bid to a Locked-up Person; and

(B) 50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities (or both) to the Lock-up Bid, withdraws Voting Shares or Convertible Securities (or both) previously tendered thereto or supports another transaction.

"Person" shall include any individual, firm, partnership, syndicate, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, Company or other incorporated or unincorporated organization.

"Pro Rata Acquisition" shall mean an acquisition by a Person of Voting Shares or Convertible Securities (i) as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class or series of the Company, or (ii) pursuant to a regular dividend reinvestment or other plan of the Company made available by the

Company to the holders of Voting Shares where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares be applied to the purchase from the Company of further securities of the Company, or (iii) pursuant to the receipt and/or exercise of rights (other than the Rights) issued by the Company to all of the holders of a series or class of Voting Shares on a pro rata basis to subscribe for or purchase Voting Shares or Convertible Securities, provided that the Person does not acquire a greater percentage of the securities issuable on exercise of such rights than the percentage of Voting Shares Beneficially Owned by that Person immediately prior to the commencement of the offering of rights and that such rights are acquired directly from the Company and not from any other Person.

"Quebec Securities Act" shall mean the Securities Act (Quebec), as it may be amended from time to time and the regulations made hereunder and any comparable or successor laws or regulations thereto.

"Record Time" shall mean the Close of Business on the date of this Agreement.

"Redemption Price" shall have the meaning attributed thereto in Section 5.1.

"Rights" shall mean the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein.

"Rights Certificate" shall mean the certificates representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Exhibit A or such other form as the Company and the Rights Agent may agree.

"Rights Register" shall have the meaning ascribed thereto in Subsection 2.6(a).

"Ontario Securities Act" shall mean the Securities Act (Ontario), as it may be amended from time to time, and the regulations made thereunder and any comparable or successor laws or regulations thereto.

"Separation Time" shall mean the Close of Business on the tenth Business Day after the earliest of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence, a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid); and

(iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later date as may be determined by the Board of Directors in good faith; provided that if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this provision, never to have been made.

"Significant Interest" a Person has a Significant Interest in the Voting Shares where that Person Beneficially Owns 20% or more of the outstanding Voting Shares.

"Stock Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 147.11 of the Quebec Securities Act or Section 101 of the Ontario Securities Act) by the Company or an Acquiring Person of facts indicating that an Acquiring Person has become such.

"Subsidiary": a body corporate is a Subsidiary of another body corporate if:

(i) it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other; or

(ii) it is a Subsidiary of a body corporate that is that other's Subsidiary.

"Take-over Bid" means an Offer to Acquire Voting Shares or Convertible Securities (or both), where the Voting Shares subject to the Offer to Acquire together with the Voting Shares which the securities subject to the Offer to Acquire are convertible into, exchangeable for or otherwise entitled to acquire and the Offeror's Securities, constitute a Significant Interest in the outstanding Voting Shares at the date of the Offer to Acquire.

"Termination Time" shall mean the time at which the right to exercise Rights shall terminate pursuant to Subsection 5.1(d) hereof.

"Trading Day" when used with respect to any securities, shall mean a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day.

"U.S. - Canadian Exchange Rate" shall mean, on any date:

(i) if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; or

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith.

"Voting Share Reduction" means an acquisition or a redemption by the Company of Voting Shares.

"Voting Shares" shall mean collectively the Common Shares of the Company and any other shares in the capital stock or voting interests of the Company entitled to vote generally in the election of directors.

1.2 Percentage of Voting Shares Beneficially Owned

For the purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product determined by the formula:

   100 x A
        B

where

A = the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purposes of both A and B above, but no other unissued Voting Shares shall, for the purposes of such calculation, be deemed to be outstanding.

1.3 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.4 Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.5 Descriptive Headings and References

Descriptive headings and the Table of Contents appear herein for convenience of reference only and shall not affect the meaning or construction of any of the provisions hereof. All references to Articles, Sections, Subsections, Clauses and Exhibits are to the articles, sections, subsections, clauses and exhibits forming part of this Agreement. The words "hereto", "herein", "hereof", "hereunder", "this Agreement" and similar expressions refer to this Agreement including the Exhibits, as the same may be amended, modified or supplemented from time to time.

1.6 Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every other Person who is a party to any agreement, commitment or understanding (whether formal or informal and whether or not in writing) with the first mentioned Person to acquire or offer to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business).

1.7 Holder

As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares).

ARTICLE 2
THE RIGHTS

2.1 Evidence of Holdings of Rights

(a) Common Share certificates issued prior to the Close of Business on the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them a legend, substantially in the following form:

"Until the Separation Time (as such term is defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Shareholder Rights Plan Agreement dated as of November 4, 2005, as amended from time to time (the "Rights Agreement"), between Cambior Inc. (the "Company") and CIBC Mellon Trust Company, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive office of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement or a transferee thereof), or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Company will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge promptly after the receipt of a written request therefor."

Certificates representing Common Shares that are issued and outstanding shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

(b) Registered holders of Common Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and the Expiration Time shall be entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Company's securities register for common shares.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise

Price, one Common Share (which Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b) Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised, and (ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time, the Rights may be exercised and the registration and transfer of the Rights shall be separate from and independent of Common Shares. Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose),

(i) a Rights Certificate, in substantially the form set out in Exhibit "A" hereto, appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation or judicial or administrative order made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to standard usage, and

(ii) a disclosure statement prepared by the Company describing the Rights;

provided that a Nominee shall be sent the materials provided for in Clauses (i) and (ii) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in the City of Toronto, Canada or at any other office of the Rights Agent in the cities designated (with the approval of the Rights Agent) from time to time for that purpose by the Company:

(i) the Rights Certificate evidencing such Rights with an Election to Exercise (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the holder or his executors or administrators or other personal representatives or his legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii) payment by certified cheque or money order payable to the Rights Agent for credit to or to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, with a completed Election to Exercise appropriately completed and duly executed which does not indicate that such Right is null and void as provided by Subsection 3.1(b), accompanied by payment as set forth in Clause 2.2(d)(ii), the Rights Agent (unless otherwise instructed in writing by the Company) will thereupon promptly:

(i) register the number of Common Shares to be purchased in the securities register of the Company in such name or names as may be designated by such holder of a Rights Certificate or, upon written request of such holder, requisition from the transfer agent of the Company certificates for the number of Common Shares to be purchased (the Company hereby irrevocably agreeing to authorize its transfer agent to comply with all such requisitions),

(ii) after receipt of any certificates referred to in Clause 2.2(e)(i), deliver such certificates to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder,

(iii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares,

(iv) after receipt, deliver such cash referred to in Clause 2.2(e)(iii) to or to the order of the registered holder of the Rights Certificate, and

(v) tender to the Company all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Company covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for or registration in the Company's securities register of such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(iii) take all such action as may be necessary and within its power to comply with any applicable requirements of the Companies Act, the Quebec Securities Act and the Ontario Securities Act and the securities statute or comparable legislation of each of the other provinces and territories of Canada, and other applicable securities laws in other applicable jurisdictions and the rules and regulations thereunder, and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iv) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed upon issuance on the Toronto Stock Exchange and each other stock exchange on which the Common Shares are then listed or admitted to trading at that time;

(v) pay when due and payable any and all Canadian or foreign federal, provincial, state or other transfer taxes (not in the nature of income or withholding taxes) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares or registration of the Common Shares in the securities register of the Company; provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares or registration of the Common Shares in the securities register of the Company in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits to be afforded by the Rights.

2.3 Adjustments to Exercise Price; Number of Rights

(a) The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(b) In the event the Company shall at any time after the Separation Time and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares of the Company payable in Common Shares (or securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any optional stock dividend program;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of, or in exchange for existing Common Shares;

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted as follows:

(x) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof (assuming the exercise of all such exchange, conversion or acquisition rights, if any); and

(y) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share will have exactly one Right associated with it.

(c) If the Company shall, at any time after the Record Time and prior to the Separation Time, issue any Common Shares otherwise than in a transaction referred to in Subsection 2.3(b), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

(d) If, after the Separation Time and prior to the Expiration Time, the Company shall issue any shares of capital stock other than Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire shares of any such capital stock) in a transaction of a type described in Clause 2.3(b)(i) or (iv), the shares of such capital stock shall be treated herein as nearly equivalent to Common Shares to the extent practicable and appropriate under the circumstances and the shares purchasable upon exercise of Rights shall be adjusted as necessary such that the shares purchasable upon exercise of each Right after such adjustment will be the shares that a holder of the shares purchasable upon exercise of one Right immediately prior to such issuance would hold thereafter as a result of such issuance. Notwithstanding Section 5.5, the Company and the Rights Agent are authorized and agree to amend this Agreement in order to give effect to the foregoing.

(e) If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1 hereof.

(f) Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in such Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments made pursuant to this Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share, as the case may be.

(g) If as a result of an adjustment made pursuant to this Section 2.3, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(h) All Rights issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(i) Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

(j) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(k) Notwithstanding anything in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable in order that any (i) subdivision or consolidation of the Common Shares, (ii) issuance (wholly or in part for cash) of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares, (iii) stock dividends or (iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Company to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders.

(l) The Company covenants and agrees that, after the Separation Time, it will not, except as permitted by the provisions hereof, take (or permit any Subsidiary of the Company to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(m) Whenever an adjustment to the Exercise Price or the securities purchasable upon exercise of the Rights is made pursuant to this Section 2.3, the Company shall promptly:

(i) file with the Rights Agent and with the transfer agent for the Common Shares (if different than the Rights Agent) a certificate specifying the particulars of such adjustment, and

(ii) cause notice of the particulars of such adjustment to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(e) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer, under its corporate seal reproduced thereon attested by its Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals holding the above offices of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature and a disclosure statement describing the Rights, and the Rights Agent shall countersign (manually or by facsimile signature in a manner reasonably satisfactory to the Company) and deliver such Rights Certificates and disclosure statement to the holders of the Rights pursuant to Subsection 2.2(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) The Company will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(d), the Company will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such security or indemnity as may be required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, such Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting such Rights, consents and agrees with the Company and the Rights Agent and with every other holder of Rights that:

(a) such holder shall be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d) prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e) such holder is not entitled to receive any fractional Rights or fractional Common Shares upon the exercise of Rights;

(f) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; and

(g) that, subject to the provisions of Section 5.5, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN
THE EVENT OF A FLIP-IN EVENT

3.1 Flip-in Event

(a) Subject to Section 5.2, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective from and after the Close of Business on the tenth Business Day following the Stock Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Company having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person, or any Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or with any Associate or Affiliate of an Acquiring Person; or

(ii) a transferee or other successor in title, direct or indirect, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) in a transfer of Rights, whether or not for consideration, that the Board of Directors has determined is part of a plan, understanding or scheme of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding the provisions of this Subsection 3.1(b), shall become null and void without any further action and any holder of such Rights (including transferees or other successors in title) shall thereafter have no right to exercise or transfer such Rights under any provision of this Agreement and shall have no other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Subsection 3.1(b) and such rights shall be null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or Clause 3.1(b)(ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

"The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person, or an Affiliate or an Associate of an Acquiring Person, or a Person acting jointly or in concert with any of them (as such terms are defined in the Rights Agreement). This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in Subsection 3.1(b) of the Rights Agreement."

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Company or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. This issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(c) shall be of no effect on the provisions of Subsection 3.1(c).

ARTICLE 4
THE RIGHTS AGENT

4.1 General

(a) The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint one or more co-rights agents (each a "Co-Rights Agent") as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and Co-Rights Agents shall be as the Company may determine with the approval of the Rights Agent and the Co-Rights Agents. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent and its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, suit, damage or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.

4.2 Merger or Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Company's expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of such expert or advisor;

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct;

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b)) or any adjustment required under the provisions of Section 2.3 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) The Rights Agent may retain any cash held in connection with fulfilling its obligations hereunder in its deposit department or that of an Affiliate; but the Rights Agent or its

Affiliate shall not be liable to account for any interest thereon to the Company other than at a rate established from time to time by the Rights Agent or its Affiliate, as applicable;

(h) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Company, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with instructions of any such Person;

(i) The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(j) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in good faith in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to the transfer agent of Common Shares (if different than the Rights Agent) by registered or certified mail, and to the holders of the Rights in accordance with Section 5.10, all of which shall be at the expense of the Company . The Company may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to the transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.10. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent (at the Company's expense) or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Company), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a Company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Quebec. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receipt of any and all outstanding amounts owing pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1 Redemption of Rights

(a) Until the occurrence of a Flip-in Event, as to which the application of Section 3.1 has not been waived pursuant to Section 5.2, the Board of Directors:

(A) may, at any time prior to the Separation Time, with the prior consent of the holders of Voting Shares given in accordance with Subsection 5.5(e), or

(B) may, at any time after the Separation Time, with the prior consent of the holders of Rights given in accordance with Subsection 5.5(f),

elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3, if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b) If a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid or pursuant to an Exempt Acquisition occurring under Subsection 5.2(b) hereof, outstanding Voting Shares, the Board of Directors of the Company shall, immediately upon such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

(c) Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.

(d) If the Board of Directors elects to or is deemed to have elected to redeem the Rights (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) subject to Subsection 5.1(f), no further Rights shall thereafter be issued.

(e) Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the share register maintained by the Company's transfer agent or transfer agents. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(f) Upon the Rights being redeemed pursuant to Subsection 5.1(c), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred.

5.2 Waiver of Flip-In Events

(a) With the prior consent of the holders of Voting Shares obtained in accordance with Subsection 5.5(b), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of Voting Shares or otherwise than in the circumstances set forth in Subsection 5.2(c), waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent. In such event, the Board of Directors shall extend the Separation Time to a date at least 10 Business Days subsequent to the meeting of shareholders called to approve such waiver.

(b) The Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur as a result of a Take-over Bid made by way of a take-over bid circular sent to all holders of Voting Shares, waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent; provided, however, that if the Board of Directors waives the application of Section 3.1 to such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.2(b).

(c) The Board of Directors may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i) the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii) such Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of the waiver pursuant to this Subsection 5.2(c), it is no longer an Acquiring Person.

5.3 Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) hereof.

5.4 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.5 Supplements and Amendments

(a) The Company may from time to time prior to or after the Separation Time supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to correct any clerical or typographical error or to maintain the validity and effectiveness of this Agreement as a result of any change in applicable laws, rules or regulatory requirements. The Company may, prior to the date of the shareholders meeting referred to in Section 5.19, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to Subsection 5.5(a), the Company may, with the prior consent of the holders of Rights or Voting Shares, obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interest of the holders of Rights generally), in order to effect any amendments, variations or rescissions of any of the provisions of this Agreement which the Board of Directors, acting in good faith, considers necessary or desirable.

(c) Subject to Subsection 5.5(a), the Company may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interest of the holders of Rights generally).

(d) Any amendments made by the Company to this Agreement pursuant to Subsection 5.5(a) which are required to maintain the validity and effectiveness of this Agreement as a result of any change in any applicable laws, rules or regulatory requirements shall:

(i) if made before the Separation Time, be submitted to the holders of Voting Shares at the next meeting of holders of Voting Shares and the holders of Voting Shares may, voting as set forth below, confirm or reject such amendment; and

(ii) if made after the Separation Time, be submitted to the holders of Rights (voting as set forth below) for confirmation or rejection.

Any such amendment shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it shall continue in effect in the form so confirmed. If such amendment is rejected by the holders of Voting Shares or the holders of Rights or is not submitted to the holders of Voting Shares or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or if such a meeting of the holders of Rights is not called within 90 days, at the end of such period, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the holders of Voting Shares or holders of Rights as the case may be.

(e) Any approval of the holders of Voting Shares required under this Agreement shall be deemed to have been given if the action requiring such approval is approved by (i) affirmative votes of the holders of Voting Shares present or represented in person or by proxy and entitled to vote at a meeting of such holders duly held in accordance with applicable laws and the by-laws of the Company and representing a majority of the votes cast in respect thereof or (ii) a written instrument signed by holders of over 50% of the outstanding Voting Shares that are held by Independent Shareholders.

(f) Any approval of the holders of Rights required under this Agreement shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's by-laws, the Companies Act and any other applicable law, rule or regulation with respect to meetings of shareholders of the Company.

5.6 Fractional Rights and Fractional Shares

(a) The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. Subject to Section 5.3, after the Separation Time there shall be paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Value of a whole Right in lieu of such fractional Rights. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Company shall have provided the Rights Agent with the necessary finds to pay in full all amounts payable in accordance with this subsection 5.6(a).

(b) Share certificates for Common Shares shall only be issued upon written request to the Company and the Company shall not be required in any circumstances to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Value of one Common

Share. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Company shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with this subsection 5.6(b).

5.7 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.8 Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.9 hereof), or to receive dividends or subscription rights or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.9 Notice of Proposed Actions

If after the Separation Time and prior to the Expiration Time:

(i) there shall occur an adjustment in the rights attaching to the Rights pursuant to Section 3.1 as a result of the occurrence of a Flip-in Event, or

(ii) the Company proposes to effect the liquidation, dissolution or winding up of the Company or the sale of all or substantially all of the Company's assets,

then, in each such case, the Company shall give to each holder of a Right, in accordance with Section 5.10, a notice of such event or proposed action, which shall specify the date on which such change to the Rights, liquidation, dissolution or winding up occurred or is to take place, and such notice shall be so given within 10 Business Days after the occurrence of a change to the Rights and not less than 20 Business Days prior to the date of taking such proposed action by the Company.

5.10 Notices

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid or sent by fax, addressed (until another address is filed in writing with the Rights Agent) as follows:

Cambior Inc.
1111 Saint-Charles Street West
East Tower, Suite 750
Longueuil (Quebec)
J4K 5G4

Attention: Corporate Secretary
Fax No.: 450-677-3382

Any notice or demand authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid or sent by fax, addressed (until another address is filed in writing with the Company) as follows:

CIBC Mellon Trust
2001 University Street
Montreal, Quebec
H3A 2A6

Attention: Senior Account Manager - Cambior Inc.
Fax No.: (514) 285-3640

Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the Rights Register (as defined in Subsection 2.6(a)) or, prior to the Separation Time, on the registry books of the Company for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

5.11 Costs of Enforcement

The Company agrees that if the Company fails to fulfil any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) reasonably incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.12 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.13 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.14 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Quebec and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.15 Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.16 Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith pursuant to this Agreement, shall not subject the Board of Directors to any liability to the holders of the Rights.

5.17 Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement, or any amendment or supplement to this Agreement, shall be subject to receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction including, while any securities of the Company are listed and admitted to trading thereon, the Toronto Stock Exchange.

5.18 Declaration as to Non-Canadian Holders

If, in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of

Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes. If it would be necessary in any jurisdiction other than Canada to register any of the Rights or securities issuable on exercise of Rights prior to such issue or delivery, the Company will use its best efforts to establish procedures whereby shareholders entitled to such Rights, or holders of Rights entitled to securities upon the exercise of Rights, will have the ability to trade or exercise such Rights, or and be issued such securities, without the need to register those securities in the jurisdiction in which they reside, through the establishment of a trustee to hold and sell such securities in Canada, or such other mechanism as the Board of Directors believes is appropriate.

5.19 Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from and after the date hereof. At the first annual or special meeting of holders of Voting Shares of the Company following the date hereof, the Company shall request confirmation of this Agreement by the holders of its Voting Shares. If this Agreement is not confirmed by a majority of the votes cast by holders of Voting Shares who vote in respect of confirmation of this Agreement at such meeting, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of such meeting.

5.20 Reconfirmation

Notwithstanding the confirmation of this Agreement pursuant to Section 5.19, this Agreement must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by holders of Voting Shares who vote in respect of this matter at the third annual meeting following the meeting at which this Agreement is confirmed pursuant to Section 5.19. If the Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1 hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.20.

5.21 Time of the Essence

Time shall be of the essence in this Agreement.

5.22 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CAMBIOR INC.

Per:	(signed) Marc Dagenais

CIBC MELLON TRUST COMPANY

Per:	(signed) Ronald Bourdon

Per:	(signed) Steve Gilbert

EXHIBIT A
(Form of Rights Certificate)

Certificate No. Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE COMPANY, ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR TRANSFEREES OF ANY OF THE FOREGOING WILL BECOME NULL AND VOID WITHOUT FURTHER ACTION.

Rights Certificate

This certifies that ________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of November 4, 2005 (the "Rights Agreement") between Cambior Inc., a Company formed under the laws of the Province of Quebec (the "Company") and CIBC Mellon Trust Company, a trust company existing under the laws of Canada, as Rights Agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Company at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share of the Company (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its office in the City of Toronto or at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Company. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be an amount equal to four times the Market Price Per Common Shares (as such term is defined in the Rights Agreement) determined as at the Separation Time.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase more or less than one Common Share, all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights. Copies of the Rights Agreement are on file at the head office of the Company and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be, and under certain circumstances are required to be, redeemed by the Company at a redemption price of $0.001 (Canadian) per Right, subject to adjustment in certain events.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof, a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meeting or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officer of the Company and its corporate seal.

Date:
CAMBIOR INC.

Per:________________________
Authorized Signature
Countersigned:
CIBC MELLON TRUST COMPANY

Per:________________________
Authorized Signature

Per:________________________
Authorized Signature

(To be attached to each Rights Certificate)
FORM OF ELECTION TO EXERCISE

TO:

The undersigned hereby irrevocably elects to exercise whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that such shares be registered in the name of:

Name

Address

Social Insurance, Social Security or Other Taxpayer Identification Number

DATED:

Signature (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature Guaranteed

Signature must be guaranteed by a Schedule I Canadian chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP) or a member of the Stock Exchange Medallion Program (SEMP).

............................................................................................................................................................

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all as defined in the Rights Agreement).

Signature

............................................................................................................................................................

NOTICE

In the event the certification set forth above is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable.

(To be executed by the registered holder if such holder desires to transfer the Rights evidenced by this Certificate.)

FORM OF ASSIGNMENT

FOR VALUE RECEIVED hereby sells, assigns and transfers unto

(please print name and address of transferee)

the Rights evidenced by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________attorney, to transfer the within Rights on the books of the within-named Company, with full power of substitution.

DATED:

Signature (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature Guaranteed

Signature must be guaranteed by a Schedule I Canadian chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP) or a member of the Stock Exchange Medallion Program (SEMP).

............................................................................................................................................................

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

Signature

...........................................................................................................................................................

NOTICE

In the event the certification set forth above is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable.